Exhibit 99.1

Sinovac Reports First Quarter 2007 Unaudited Sales
Thursday April 12, 8:00 am ET

BEIJING, April 12 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced unaudited sales revenue for the first quarter ended March 31, 2007.

Unaudited sales for the first quarter 2007 rose 134% to RMB 30.57 million (or USD$3.93million), compared to audited sales of RMB 13.06 million (or USD$1.62million) for the same period in 2006.

Latest Update in Chinese Vaccine Industry

In the "Government Working Report" presented in March 2007 at the Fifth Session of Tenth National People's Congress, China's Premier Wen Jiabao indicated that the government will expand its immunization program and purchase vaccines, which could prevent 15 types of infectious diseases, such as hepatitis A and meningococcal. The Chinese government will increase funding for the vaccine program to RMB 2.8 billion.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-82890088 Ext. 871

     Fax:   +86-10-62966910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com